Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: March 21, 2021

The following are screenshots on the transaction-related website portal hosted by Canadian Pacific Railway Limited from March 21, 2021.

ONE RAILROAD CONNECTING U.S.-MEXICO-CANADA Canadian Pacic (CP) and Kansas City Southern (KCS) have announced an agreement to combine and create the rst rail network connecting the U.S., Mexico and Canada. JoiningONE RAILROAD CONNECTING U.S.-MEXICO-CANADA Canadian Pacic (CP) and Kansas City Southern (KCS) have announced an agreement to combine and create the rst rail network connecting the U.S., Mexico and Canada. Joining seamlessly in Kansas City, Mo., in America’s heartland, CP and KCS together will connect customers via single-network transportation offerings between points on CP’s system throughout Canada, the U.S. Midwest and the U.S. Northeast and points on KCS’ system throughout Mexico and the South Central U.S.seamlessly in Kansas City, Mo., in America’s heartland, CP and KCS together will connect customers via single-network transportation offerings between points on CP’s system throughout Canada, the U.S. Midwest and the U.S. Northeast and points on KCS’ system throughout Mexico and the South Central U.S.

SIGN UP FOR UPDATES Name Email SUBMIT CONTACT US MEDIASIGN UP FOR UPDATES Name Email SUBMIT CONTACT US MEDIA

CANADIAN PACIFIC Jeremy Berry Tel: 403-819-0571 jeremy_berry@cpr.ca KANSAS CITY SOUTHERN C. Doniele Carlson Tel: 816-983-1372 dcarlson@kcsouthern.com INVESTORS CANADIAN PACIFIC Chris De Bruyn Tel: 403-319-3591 chris_debruyn@cpr.ca Investor Relations KANSAS CITY SOUTHERN Ashley Thorne Tel: 816-983-1530 athorne@kcsouthern.com Investor RelationsCANADIAN PACIFIC Jeremy Berry Tel: 403-819-0571 jeremy_berry@cpr.ca KANSAS CITY SOUTHERN C. Doniele Carlson Tel: 816-983-1372 dcarlson@kcsouthern.com INVESTORS CANADIAN PACIFIC Chris De Bruyn Tel: 403-319-3591 chris_debruyn@cpr.ca Investor Relations KANSAS CITY SOUTHERN Ashley Thorne Tel: 816-983-1530 athorne@kcsouthern.com Investor Relations

BETTER TOGETHER Together, CP and KCS will have the ability to deliver enhanced competition and unsurpassed levels of service, safety and economic eciency for shippers and communities across the U.S., Mexico and Canada. The combination:BETTER TOGETHER Together, CP and KCS will have the ability to deliver enhanced competition and unsurpassed levels of service, safety and economic eciency for shippers and communities across the U.S., Mexico and Canada. The combination:

Creates a transcontinental USMCA rail network Drives single-line efciencies Enhances competition Fosters economic growth across North America  Supports environmental and sustainability goals THE COMBINATIONCreates a transcontinental USMCA rail network Drives single-line efciencies Enhances competition Fosters economic growth across North America Supports environmental and sustainability goals THE COMBINATION

The First U.S.-Mexico-Canada Rail Network While remaining the smallest of six U.S. Class 1 railroads by revenue, the combined company will create a much larger and more competitive network that reaches every North American coast and connects the U.S., Mexico and Canada. Together, CP and KCS will offer expanded reach and premier port access. Our new single-line hauls, and our safe, efcient and expansive network will offer economic growth, increased competition and promote a shift from truck to rail for long-hauls. Connecting communities far and wide, our combination fosters growth and economic opportunity across all of North America.The First U.S.-Mexico-Canada Rail Network While remaining the smallest of six U.S. Class 1 railroads by revenue, the combined company will create a much larger and more competitive network that reaches every North American coast and connects the U.S., Mexico and Canada. Together, CP and KCS will offer expanded reach and premier port access. Our new single-line hauls, and our safe, efcient and expansive network will offer economic growth, increased competition and promote a shift from truck to rail for long-hauls. Connecting communities far and wide, our combination fosters growth and economic opportunity across all of North America.

Unparalleled Service and Benefits for Shippers

A true USMCA railroad, the combined network will offer seamless service throughout the U.S., Mexico and Canada, spurring greater competition and offering new options and services for shippers.

The transaction creates more efficient single-line routes that allow some traffic between KCS-served points and the Upper Midwest/Western Canada to bypass Chicago via the CP route through Iowa. This will improve service and has the potential to contribute to the reduction of rail traffic, fuel burn and emissions in Chicago, an important hub city.

Together, we will provide:

- Direct connections to new markets and premier ports on all coasts.
- The only East-West railroad that runs between the U.S. Northeast and Atlantic Canada with Texas and Mexico, and also to the U.S. Upper Midwest from Mexico, Texas and Louisiana.
- New intermodal service between Dallas, East Texas and Chicago.

Leading Commitment to Safety and Innovation The proposed combination joins two strong-performing Class 1’s, providing KCS with access to CP’s operational expertise and installing CP’s leading safety culture at KCS. Leading Commitment to Safety and Innovation The proposed combination joins two strong-performing Class 1’s, providing KCS with access to CP’s operational expertise and installing CP’s leading safety culture at KCS.

KCS’ network will benet from deployment of CP’s predictive analytics to improve safety by reducing mainline mechanical failures and minimizing delays in the supply chain. CP is the safest of North America’s Class 1 railroads, with the lowest train accident frequency for 15 consecutive years (1)Based on Federal Railroad Administration dataKCS’ network will benet from deployment of CP’s predictive analytics to improve safety by reducing mainline mechanical failures and minimizing delays in the supply chain. CP is the safest of North America’s Class 1 railroads, with the lowest train accident frequency for 15 consecutive years (1)Based on Federal Railroad Administration data

Commitment to Performance and Growth KCS and CP share the same operating philosophy called Precision Scheduled Railroading (PSR). PSR helps us to balance the network and benet all stakeholders through better system operations, optimizing car usage to drive consistent utilization and speed, controlling costs and operating more efciently and reducing complexity through consistent scheduling. At the heart of PSR is a commitment to deliver for customers and communities – and to do it safely. SIGN UP FOR UPDATESCommitment to Performance and Growth KCS and CP share the same operating philosophy called Precision Scheduled Railroading (PSR). PSR helps us to balance the network and benet all stakeholders through better system operations, optimizing car usage to drive consistent utilization and speed, controlling costs and operating more efciently and reducing complexity through consistent scheduling. At the heart of PSR is a commitment to deliver for customers and communities – and to do it safely. SIGN UP FOR UPDATES

Name Email SUBMIT CONTACT US MEDIA CANADIAN PACIFICName Email SUBMIT CONTACT US MEDIA CANADIAN PACIFIC

Jeremy Berry Tel: 403-819-0571 jeremy_berry@cpr.ca KANSAS CITY SOUTHERN C. Doniele Carlson Tel: 816-983-1372 dcarlson@kcsouthern.com INVESTORS CANADIAN PACIFIC Chris De Bruyn Tel: 403-319-3591 chris_debruyn@cpr.ca Investor Relations KANSAS CITY SOUTHERN Ashley Thorne Tel: 816-983-1530 athorne@kcsouthern.com Investor RelationsJeremy Berry Tel: 403-819-0571 jeremy_berry@cpr.ca KANSAS CITY SOUTHERN C. Doniele Carlson Tel: 816-983-1372 dcarlson@kcsouthern.com INVESTORS CANADIAN PACIFIC Chris De Bruyn Tel: 403-319-3591 chris_debruyn@cpr.ca Investor Relations KANSAS CITY SOUTHERN Ashley Thorne Tel: 816-983-1530 athorne@kcsouthern.com Investor Relations

COMPETITION AND ECONOMIC GROWTH The CP-KCS combination adds competition and rail capacity that can drive current and future economic growth, providing bene ts in communities across North America, including more ecient use of existing infrastructure, and expanded and alternative network routes offering more options for shippers of all sizes.COMPETITION AND ECONOMIC GROWTH The CP-KCS combination adds competition and rail capacity that can drive current and future economic growth, providing bene ts in communities across North America, including more ecient use of existing infrastructure, and expanded and alternative network routes offering more options for shippers of all sizes.

KEY TAKEAWAYSKEY TAKEAWAYS

Advancing North America’s Climate Goals CP and KCS are both committed to improving sustainability and the transition to a low-carbon economy in North America. Railways represent the most energy-efcient method of moving freight over land.Advancing North America’s Climate Goals CP and KCS are both committed to improving sustainability and the transition to a low-carbon economy in North America. Railways represent the most energy-efcient method of moving freight over land.

Expanding Grain Market Reach The combination of CP and KCS offers a seamless network and new single-line haul options to improve the efcient ow of grain shipments from origins on CP in Canada and the U.S. Upper Midwest to destinations served by KCS in the U.S. South, Gulf ports and deep into Mexico.Expanding Grain Market Reach The combination of CP and KCS offers a seamless network and new single-line haul options to improve the efcient ow of grain shipments from origins on CP in Canada and the U.S. Upper Midwest to destinations served by KCS in the U.S. South, Gulf ports and deep into Mexico.

Increasing Connectivity for Intermodal Our combination offers unprecedented reach via new single-line hauls across the combined company’s continent-wide network. Anticipated new services:  New head-to-head, single-line competition for intermodal shipments between the Mexican border and the Upper Midwest New head-to-head, single-line competition for intermodal shipments between Chicago and Dallas KCS’s intermodal network gains the addition of CP’s service between Chicago, Toronto and Montreal, offering KCS customers a truck-like service with consistent transit, even in short-haul lanesIncreasing Connectivity for Intermodal Our combination offers unprecedented reach via new single-line hauls across the combined company’s continent-wide network. Anticipated new services: New head-to-head, single-line competition for intermodal shipments between the Mexican border and the Upper Midwest New head-to-head, single-line competition for intermodal shipments between Chicago and Dallas KCS’s intermodal network gains the addition of CP’s service between Chicago, Toronto and Montreal, offering KCS customers a truck-like service with consistent transit, even in short-haul lanes

CP’s routes into Western Canada provides shippers with improved service and access to Vancouver, Minneapolis- St. Paul, Chicago and Detroit Lázaro Cárdenas routes into the U.S. heartlandCP’s routes into Western Canada provides shippers with improved service and access to Vancouver, Minneapolis- St. Paul, Chicago and Detroit Lázaro Cárdenas routes into the U.S. heartland

More Access for Automotive Our combined rail network connects key manufacturing centers with key distribution centers via new single-line hauls linking Mexico and the U.S. Upper Midwest and Canada.More Access for Automotive Our combined rail network connects key manufacturing centers with key distribution centers via new single-line hauls linking Mexico and the U.S. Upper Midwest and Canada.

Together, we will create the only network that will link production centers in Mexico, Ontario, and Detroit to vehicle distribution facilities. More assembly plants across the continent gain direct routing options to major markets within Canada, the U.S. and Mexico. CP’s network will connect seamlessly with KCS’s reach to 90% of auto assembly plants in Mexico as well as four KCS-owned automotive distribution facilities and three major Mexican ports on the Pacic and Gulf. SIGN UP FOR UPDATES Name EmailTogether, we will create the only network that will link production centers in Mexico, Ontario, and Detroit to vehicle distribution facilities. More assembly plants across the continent gain direct routing options to major markets within Canada, the U.S. and Mexico. CP’s network will connect seamlessly with KCS’s reach to 90% of auto assembly plants in Mexico as well as four KCS-owned automotive distribution facilities and three major Mexican ports on the Pacic and Gulf. SIGN UP FOR UPDATES Name Email

SUBMIT CONTACT US MEDIA CANADIAN PACIFIC Jeremy Berry Tel: 403-819-0571 jeremy_berry@cpr.ca KANSAS CITY SOUTHERN C. Doniele Carlson Tel: 816-983-1372 dcarlson@kcsouthern.com INVESTORS CANADIAN PACIFICSUBMIT CONTACT US MEDIA CANADIAN PACIFIC Jeremy Berry Tel: 403-819-0571 jeremy_berry@cpr.ca KANSAS CITY SOUTHERN C. Doniele Carlson Tel: 816-983-1372 dcarlson@kcsouthern.com INVESTORS CANADIAN PACIFIC

Chris De Bruyn Tel: 403-319-3591 chris_debruyn@cpr.ca Investor Relations KANSAS CITY SOUTHERN Ashley Thorne Tel: 816-983-1530 athorne@kcsouthern.com Investor RelationsChris De Bruyn Tel: 403-319-3591 chris_debruyn@cpr.ca Investor Relations KANSAS CITY SOUTHERN Ashley Thorne Tel: 816-983-1530 athorne@kcsouthern.com Investor Relations

FORWARD-LOOKING STATEMENTS AND INFORMATION

This webpage includes certain forward looking statements and forward looking information (collectively, FLI) to provide CP and KCS shareholders and potential investors with information about CP and KCS, including each company’s management’s respective assessment of CP, KCS and their respective subsidiaries’ future plans and operations. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this webpage contains FLI pertaining to, but not limited to, information with respect to the following: the transaction; the combined company’s scale; financial growth; future business prospects and performance; future shareholder returns; cash flows and enhanced margins; synergies; leadership and governance structure; and office and headquarter locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this webpage is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific (TSX: CP) (NYSE: CP) is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’ North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.sec.gov and www.investors.kcsouthern.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.